January 17, 2023

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Kibum Park Jeffrey Gabor

Re:	Intelligent Medicine Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed January 4, 2023 File No. 001-41024

Ladies and Gentlemen:

On behalf of our client Intelligent Medicine Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter from the Staff dated January 17, 2023, relating to the Company’s Preliminary Proxy Statement on Schedule 14A submitted to the Commission via EDGAR on January 4, 2023 (the “Preliminary Proxy Statement”).

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below and have followed the comment with the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A filed January 4, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

U.S. Securities and Exchange Commission
January 17, 2023

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor, Intelligent Medicine Sponsor LLC, is not controlled by, and does not have substantial ties with, a non-U.S. person, and the Company does not believe that there are any risks to disclose to investors that a proposed business combination with the Company would be subject to regulatory review by a U.S. government entity, such as CFIUS, or would ultimately be prohibited.

Should any member of the Staff have any questions or comments concerning this response, or desire any further information or clarification in respect of the Preliminary Proxy Statement, please do not hesitate to contact the undersigned at (713) 860-7352. Thank you for your assistance.

Very truly yours,

/s/ Will Burns
Will Burns

of Paul Hastings LLP

cc:    Gregory C. Simon, Intelligent Medicine Acquisition Corp.